                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          -----------------------------


                                    FORM 11-K

                               [X] ANNUAL REPORT
                        Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]


                   For the fiscal year ended December 31, 2002
                                       or
             [ ] Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]

         For the transition period from ____________ to ______________.

Commission file number (of issuer):  1-5667

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Cabot Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Cabot Corporation
                          Two Seaport Lane, Suite 1300
                        Boston, Massachusetts 02210-2019

                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statement of Net Assets Available for Plan Benefits, as of December 31, 2002 and 2001.

2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2002.

3.   Notes to Financial Statements.

4.   Supplemental Schedule - Schedule of Assets (Held at Year-End).




                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Cabot Retirement Savings Plan
                                            --------------------------------
                                            (Name of Plan)


Date:  June 27, 2003                        /s/ John A. Shaw
                                            ------------------------------------
                                            John A. Shaw
                                            Executive Vice President and
                                            Chief Financial Officer

CABOT RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

CABOT RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------


                                                                         PAGE(S)

Financial Statements:
   Report of Independent Auditors                                           2

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2002 and 2001                                     3-4

   Statement of Changes in Net Assets Available for Plan Benefits
     for the year ended December 31, 2002                                   5

   Notes to Financial Statements                                         6-12

Supplemental Schedule*:
   Schedule of Assets (Held at End of Year)                                13




* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator
of the Cabot Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Cabot Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ PricewaterhouseCoopers LLP

June 6, 2003

CABOT RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                 ALLOCATED        UNALLOCATED       TOTAL
ASSETS
Investments, at fair value                     $259,841,734      $126,931,967    $386,773,701
Participant loans receivable                      2,408,886                 -       2,408,886
Employer contribution receivable                  1,281,276                 -       1,281,276
Employee contributions receivable                         -                 -               -
                                               ------------      ------------    ------------
     Total assets                              $263,531,896      $126,931,967    $390,463,863
                                               ============      ============    ============

LIABILITIES
Current portion of notes payable               $          -      $  2,944,048    $  2,944,048
Long-term portion of notes payable                        -        47,525,971      47,525,971
                                               ------------      ------------    ------------
     Total liabilities                                    -        50,470,019      50,470,019
                                               ------------      ------------    ------------
     Net assets available for plan benefits    $263,531,896      $ 76,461,948    $339,993,844
                                               ============      ============    ============



   The accompanying notes are an integral part of these financial statements.

CABOT RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001
--------------------------------------------------------------------------------




                                                 ALLOCATED        UNALLOCATED       TOTAL
ASSETS
Investments, at fair value                     $336,012,507      $186,484,059    $522,496,566
Participant loans receivable                      2,368,458                 -       2,368,458
Employer contribution receivable                    338,935                 -         338,935
Employee contributions receivable                     1,125                             1,125
                                               ------------      ------------    ------------
     Total assets                              $338,721,025      $186,484,059    $525,205,084
                                               ============      ============    ============

LIABILITIES
Current portion of notes payable               $          -      $  2,712,126    $  2,712,126
Long-term portion of notes payable                        -        50,470,018      50,470,018
                                               ------------      ------------    ------------
     Total liabilities                                    -        53,182,144      53,182,144
                                               ------------      ------------    ------------
     Net assets available for plan benefits    $338,721,025      $133,301,915    $472,022,940
                                               ============      ============    ============





   The accompanying notes are an integral part of these financial statements.

CABOT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------





                                                 ALLOCATED        UNALLOCATED       TOTAL
ADDITIONS
Interest and dividend income                   $  5,248,658      $  2,678,171    $   7,926,829
Net appreciation (depreciation) in fair
 value of investments                           (75,194,881)      (47,043,941)    (122,238,822)
Share allocation of Cabot Corporation
 common and preferred stock, at fair value       10,087,677                 -       10,087,677
Employer contributions                            3,186,645         1,939,408        5,126,053
Employee contributions                           10,595,471                 -       10,595,471
                                               ------------      ------------    -------------
     Total additions                            (46,076,430)      (42,426,362)     (88,502,792)
                                               ------------      ------------    -------------

DEDUCTIONS
Benefits paid to participants                   (29,112,699)                -      (29,112,699)
Interest expense                                          -        (4,325,928)      (4,325,928)
Share allocation of Cabot Corporation
 common and preferred stock, at fair value                -       (10,087,677)     (10,087,677)
                                               ------------      ------------    -------------
     Total deductions                           (29,112,699)      (14,413,605)     (43,526,304)
                                               ------------      ------------    -------------

Net increase                                    (75,189,129)      (56,839,967)    (132,029,096)

Net assets available for plan benefits:
  Beginning of year                             338,721,025       133,301,915      472,022,940
                                               ------------      ------------    -------------
  End of year                                  $263,531,896      $ 76,461,948    $ 339,993,844
                                               ============      ============    =============





   The accompanying notes are an integral part of these financial statements.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     GENERAL
     Cabot Corporation (the Company) initially adopted the Cabot Corporation Employee Stock Ownership Plan (the ESOP) in 1988. As of December 31, 2000, the Cabot Retirement Incentive Savings Plan (the CRISP) and the Cabot Employee Savings Plan (the CESP) were merged with and into the ESOP. The combined amended and restated plan, a defined contribution plan, was renamed the Cabot Retirement Savings Plan (the Plan). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

     The following brief description of the Plan is provided for general information purpose only. A detailed description of the Plan is available for inspection at principal locations of the Company.

     ELIGIBILITY
     All U.S. employees of the Company and its participating subsidiaries (except certain temporary and leased employees) are eligible to participate beginning on the later of the first day of employment or the date the employee is included in an employee group which participates. Company contributions, employee contributions and all earnings thereon are recorded in accounts set up for all eligible participants and are reflected as allocated assets in the statement of net assets available for plan benefits.

     EMPLOYEE CONTRIBUTIONS
     The participant may make contributions by means of a salary reduction arrangement to his or her account. Participants may elect to contribute, through a payroll deduction, amounts ranging up to 15% of their U.S. eligible compensation on a before-tax basis, an after-tax basis, or a combination thereof, subject to certain limitations under the Internal Revenue Code (the Code).

     EMPLOYER CONTRIBUTIONS
     In addition to any discretionary contributions, the Company's contribution is primarily in the forms of (i) a matching contribution of shares in the Cabot common stock fund or the Cabot preferred stock fund (the basic employer match), and (ii) a Cabot preferred stock allocation. These contributions are calculated and recorded on the last business day of the calendar quarters.

     Subject to certain collective bargaining agreements, the basic employer match is equal to 75% of a participant's eligible before-tax and after-tax contributions on up to 7.5% of the participant's eligible compensation.

     The preferred stock allocation is comprised of a total quarterly allocation of 742.574 shares of preferred stock. The allocation to each participant is based on the value of Cabot preferred stock, the number of shares allocated as dividends and total eligible compensation. In instances where a participant allocation is less than 4% of eligible compensation, the Company is required to remit a contribution to provide for 4% minimum allocation. Subject to certain collective bargaining agreements, participant allocations greater than 8% of eligible compensation are used to fund the basic employer match. In the event that the total allocation amount also exceeds the basic employer match, the surplus is contributed to participants based on total eligible compensation. Subject to certain bargaining agreements, the allocation is made to each participant's account who is employed on that date or has retired, died or becomes totally and permanently disabled during the quarter. Preferred stock which has not been allocated to participants but held by the plan is reflected as unallocated assets in the statement of net assets available for plan benefits.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     In March 2001, the number of shares of preferred stock, including preferred stock dividends, which are released for allocation to participants' accounts changed to 742.574 shares from 750 shares. Also in March 2001, the Plan received a cash contribution from the Company totaling $1.7 million. The cash contribution was used to purchase Cabot common stock and was recorded as a Company contribution to the Plan's unallocated investment fund. The change in the number of shares released from allocation and the cash contribution from the Company adjusted the value of the unallocated assets held by the Plan to adequately secure the Plan's notes payable.

     FUNDING POLICY
     The total addition to each participant's account shall not exceed the lesser of either 100% of the participant's U.S. compensation (as defined by the Code) or $40,000.

     INVESTMENTS
     The employee's contribution will be allocated, at the employee's election, to one or more of ten funds established for investment of Plan assets:
     Vanguard Index Trust - 500 Portfolio (Vanguard 500 Portfolio), a growth and income fund, invests in all of the stocks included in the Standard & Poor's (S&P) 500 index in approximately the same proportions as they are represented in the S&P 500 index; Vanguard Windsor II, also a growth and income fund, is comprised of common stocks that the investment manager believes are undervalued in the marketplace; Vanguard Wellington Fund, a balanced fund, invests in bonds and stocks that, in the opinion of the investment manager, provide relative stability of income and principal and potential growth of capital and income, respectively; Vanguard Fixed Income Securities Fund Short-Term Federal Portfolio (Vanguard Short-Term Federal Portfolio), an income fund, that invests primarily in short-term U.S. Government and agency securities with maturities from one to three years; Vanguard Money Market Reserves-Federal Portfolio (Vanguard Federal Portfolio) invests solely in securities with maturities of one year or less issued by the U.S. Treasury and agencies of the U.S. Government; Vanguard Explorer Fund invests primarily in common stocks of small companies that, in the opinion of the investment manager, provide favorable prospects for above-average growth in market value; Vanguard PRIMECAP Fund seeks long-term growth of capital by investing principally in a portfolio of common stocks; Vanguard International Growth Portfolio seeks to provide long-term growth of capital and diversification overseas by investing in the stock of companies located outside the United States; Vanguard Total Bond Market Index Fund seeks a high level of interest income by investing in a large sampling that matches key characteristics of the Lehman Brother Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market; and the Cabot Common Stock Fund, which invests primarily in Cabot common stock.

     The preferred stock allocations are recorded in the Cabot Preferred Stock Fund, which invests primarily in Cabot preferred stock.

     In addition, Plan participants have retained a stock dividend received during 2000, and the earnings thereon, in the Cabot Microelectronics Common Stock Fund, which invests primarily in Cabot Microelectronics common stock. The Plan does not allow participants to contribute to the Cabot Microelectronics Common Stock Fund.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     VESTING
     Each participant will at all times be 100% vested in his or her contributions. Effective January 1, 2002, all salaried participants will be vested in all company contributions and earnings thereon according to a five-year vesting schedule, which is 20% upon completion of two years of service, 40% upon completion of three years of service, 60% upon completion of four years of service, and 100% upon completion of five years of service. A participant's entire account balance becomes 100% vested and payable, upon the participant's attainment of age 65, upon the participant's early retirement (defined as age 55 with 10 years of service to the company), disability or death. Union members of the Plan are subject to their negotiated vesting schedules.

     BENEFITS
     The Plan requires, subject to certain collective bargaining agreements, all participant benefits to be paid in the form of a lump sum distribution.

     A participant may also withdraw up to 100% of before-tax contributions, upon showing a financial hardship exists but only after the participant has withdrawn all other vested benefits from the Plan and the maximum loan has been made from the participant's account. Participants with after-tax contributions may elect to withdraw these amounts at any time.

     If a participant leaves the Company for any other reason before retirement and his or her account balance is $5,000 or less, he or she will receive in a lump sum distribution of the vested portion of his or her account balance.

     A participant may elect to defer payment of a benefit until April 1 following the year that the participant reaches age 70 1/2.

     LOANS
     Participants may obtain loans from the Plan in an amount not to exceed, in the aggregate, the lesser of $50,000 or 50% of the total vested amounts in the participant's account. Each loan must be paid in full within five years through payroll deductions and is secured by the participant's remaining account balance. Interest is charged at reasonable rates as determined by the Benefits Committee of Cabot Corporation. Interest rates on outstanding loans as of December 31, 2002 ranged from 6.75% to 10.91%.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The financial statements of the Plan are prepared using the accrual method of accounting.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     RISK AND UNCERTAINTIES
     The Plan allows for various investment options (as selected by the Plan administrator) in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

     INVESTMENT VALUATION
     The preferred stock is valued by Duff and Phelps Capital Markets Co., an independent appraiser. The value of the preferred stock depends primarily on the Company's common stock value.

     Investments in common stock traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Investments in commingled funds and mutual funds are valued at the net asset value as of the end of the year. The short-term investment funds are carried at cost which approximates market value. Participant loans are valued at cost which approximates fair value.

     INVESTMENT TRANSACTIONS
     Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on average cost.

     Dividend income is reported on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

     The Plan presents in the statement of changes in net assets the net realized and unrealized appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation or (depreciation) on those investments.

     BENEFIT PAYMENTS
     Benefits are recorded when paid.


3.   INVESTMENTS

     The fair value of investments held by the Plan by general type are as follows:

                                             DECEMBER 31,
                                   2002                          2001
                          ALLOCATED     UNALLOCATED    ALLOCATED     UNALLOCATED

     Common stocks      $ 52,086,367   $          -   $ 80,886,558  $          -
     Preferred stocks     90,392,994    126,931,967    120,802,530   186,484,059
     Mutual funds        117,362,373              -    134,323,419             -
                        ------------   ------------   ------------  ------------
                        $259,841,734   $126,931,967   $336,012,507  $186,484,059
                        ============   ============   ============  ============


CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The fair value of investments held by the Plan that exceed 5% or more of net assets available for plan benefits as of December 31, 2002 and 2001 are as follows:

                                                       DECEMBER 31,
                                            2002                         2001
                                  ALLOCATED     UNALLOCATED     ALLOCATED      UNALLOCATED

     Vanguard Windsor II Fund     $15,463,200   $          -   $ 18,652,521   $          -
     Vanguard Federal Money
      Market Fund                  16,461,950              -     18,905,020              -
     Vanguard Wellington Fund      20,571,579              -     22,644,063              -
     Cabot common stock fund       39,148,257              -     55,975,292              -
     Cabot microelectronics
      common stock fund            12,938,109              -     24,911,267              -
     Cabot preferred stock fund    90,392,994    126,931,967    120,802,530    186,484,059
     Vanguard 500 portfolio fund   29,539,841              -     37,616,280              -



     The net appreciation (depreciation) in fair value of investments for the years ended December 31, 2002 and 2001 was as follows:

                                              2002            2001
     Cabot preferred stock                $ (77,738,106)    $59,472,081
     Cabot common stock                     (23,016,503)      8,852,941
     Mutual fund                            (21,484,213)     (6,327,046)
                                          -------------     -----------
        Total                             $(122,238,822)    $61,997,976
                                          =============     ===========



     Each share of the preferred stock is convertible into shares of the Company's common stock, subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an "as converted" basis. The conversion rate for one share of preferred stock to common stock was 146.3782 as of December 31, 2002 and 2001.

     On or after November 19, 1991, the Company has the right to cause the trustee to redeem preferred shares. Such shares shall be redeemed at their redemption price, and may be redeemed by the Company for cash, shares of the Company's common stock, or a combination thereof at the Company's option. As of December 31, 2002, the redemption price is $1,000 per share. In addition to the redemption price, any accrued and unpaid dividends will become payable on the redemption date.

     The issued shares of preferred stock are entitled to receive preferential and cumulative quarterly dividends and rank as to dividends and liquidation prior to the Company's Series A Junior Participating Preferred Stock and common stock.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NOTES PAYABLE

     Long-term debt consisted of the following:

                                                  DECEMBER 31,
                                             2002                 2001
     Note due 2013, 8.29%                $50,470,019          $53,182,144



     In November 1988, the Plan borrowed $75,000,000 from an institutional lender in order to finance its purchase of 75,000 shares of the Company's Series B ESOP Convertible Preferred Stock. This debt accrues interest at a rate of 8.29% per annum, and is to be repaid in equal quarterly installments with final payment due on December 31, 2013. This debt is guaranteed by the assets in the unallocated fund and the Company.

     The aggregate principal amounts of long-term debt due for the next five fiscal years and thereafter are as follows:

     YEAR ENDED DECEMBER 31,

     2003                                  $ 2,944,048
     2004                                    3,195,802
     2005                                    3,469,084
     2006                                    3,765,736
     2007                                    4,087,755
     Thereafter                             33,007,594



5.   DEBT SERVICE CONTRIBUTIONS

     The Company contributes to the Plan on a quarterly basis the difference between dividends earned on the leveraged preferred stock and the payment due by the Plan to the lender.


6.   FORFEITURES

     Upon termination of a participant from the Plan before being fully vested, the nonvested portion of the Company contributions is forfeited. The Plan allows the Company to offset company contributions with participant forfeitures. During 2002, the Company utilized $708,201, which represented all available forfeitures to offset the Company match and service the Plan's debt. As of December 31, 2002, participant forfeitures totaled $9,853 and are recorded in the statement of net assets available for plan benefits.


7.   ADMINISTRATIVE EXPENSES

     All administrative expenses associated with the operation of the Plan were paid by the Company during the year ended December 31, 2002. However, under the terms of the Plan, such costs may be charged to the Plan.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


8.   TAX STATUS

     In a letter dated May 14, 2002, the Internal Revenue Service advised the Company of its favorable determination with respect to the qualified status of the Plan, as amended and restated, under the Code. The Plan is intended to qualify as a profit sharing plan under section 401(a) of the Code that contains a stock bonus feature constituting an employee stock ownership plan under section 4975(e) of the Code. The plan administrator and counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been accrued.


9.   PLAN TERMINATION

     The Plan was established with the intention that it will continue indefinitely. However, the Company reserves the right to suspend its contributions or to terminate the Plan at any time. In the event the Plan is terminated, all participants become 100% vested and the assets of the Plan, after payment of any expenses, taxes or proper charges of the trustee, will be allocated in accordance with the provisions of ERISA.


10.  PARTY-IN-INTEREST

     The short-term investment fund consists of units of common and collective trusts managed by State Street Bank. The Plan's investment options also include certain mutual funds of The Vanguard Group. State Street Bank and Vanguard Fiduciary Trust Company are the trustees of the Plan's assets and, therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in common and preferred stock of the plan sponsor and these transactions qualify as party-in-interest. Finally, the Plan provides loans to certain participants which also qualify as party-in-interest transactions.

CABOT RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                         CURRENT
DESCRIPTION OF INVESTMENT                                COST             VALUE

Preferred stock of Cabot Corporation*                $ 74,969,258     $ 217,324,961
Common stock of Cabot Corporation*                     28,279,763        39,148,257
Common stock of Cabot Microelectronic Corporation      13,123,793        12,938,109
Vanguard 500 Portfolio Fund*                           39,910,281        29,539,841
Vanguard Explorer Fund*                                 8,598,656         6,963,784
Vanguard Federal Portfolio Fund*                       16,461,950        16,461,950
Vanguard International Growth Portfolio Fund*           3,004,569         2,271,740
Vanguard PRIMECAP Fund*                                17,617,734        12,969,770
Vanguard Short-term Federal Portfolio*                  9,276,647         9,497,092
Vanguard Total Bond Market Index Fund*                  3,561,008         3,623,418
Vanguard Wellington Fund*                              23,530,602        20,571,579
Vanguard Windsor II Fund*                              19,566,707        15,463,200
Participant Loans - stated interest rates ranging
 from 6.75% - 10.91%*                                   2,408,886         2,408,886
                                                     ------------      ------------
Total investments                                    $260,309,854      $389,182,587
                                                     ============      ============


*Party-in-interest

                                  Exhibit Index

Exhibit Number
--------------

Exhibit 23 -- Consent of Independent Accountants.

Exhibit 99.1 -- Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
                of 2002.